UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 23)*
Perfumania Holdings, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
71376c 10 0
(CUSIP Number)
Mark J. Gentile
Richards, Layton & Finger, P.A.
920 North King Street
Wilmington, Delaware 19899
(302) 651-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 11, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 71376c 10 0

1.	Names of Reporting Persons.
Glenn H. Nussdorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
0
	8.	Shared Voting Power
1,000
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
100%
14.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D
CUSIP No. 71376c 10 0

1.	Names of Reporting Persons.
Stephen L. Nussdorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
0
	8.	Shared Voting Power
1,000
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
100%
14.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D
CUSIP No. 71376c 10 0

1.	Names of Reporting Persons.
Lillian Ruth Nussdorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
0.00%
14.	Type of Reporting Person (See Instructions)
IN

INTRODUCTORY NOTE

This Amendment No. 23 to Schedule 13D relates to the common stock, par value $0.01 per share (the “Old Common Stock”), and the common stock, par value $0.0001 per share (the “New Common Stock”) of Perfumania Holdings, Inc. (the “Issuer”), and amends the Schedule 13D originally filed June 19, 2003, as amended to date, filed by Stephen L. Nussdorf, Glenn H. Nussdorf and Lillian Ruth Nussdorf (as so amended, the “Schedule 13D”).  Except as amended hereby, the Schedule 13D remains effective.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following information:

On October 6, 2017, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Plan of Reorganization. On October 11, 2017 (the “Effective Date”), the Plan of Reorganization became effective, and the actions contemplated therein were consummated.

On the Effective Date, pursuant to the Plan of Reorganization, all of the outstanding shares of Old Common Stock, all instruments, guarantees, certificates and other documents evidencing an equity security of the Issuer, and all options, warrants, call rights, puts, awards, purchase rights or other agreements to acquire an equity security of the Company, were cancelled for no consideration. This included the 8,362,032 shares of Old Common Stock held by MJA Beauty, LLC, as well as the Warrants to purchase 443,757 shares of Old Common Stock held by each of Glenn H. Nussdorf, Stephen L. Nussdorf and Arlene Nussdorf and the options to purchase 250,000 shares of Old Common Stock held by Stephen L. Nussdorf.

Pursuant to the Plan of Reorganization, persons who held shares of the Old Common Stock before the Effective Date, other than MJA Beauty, LLC, have the opportunity to receive $2.00 in cash for each such share by providing a Stockholder Release, releasing claims against the Issuer and its affiliates. MJA Beauty, LLC executed the Stockholder Release for no additional consideration.

On the Effective Date, pursuant to the Plan of Reorganization and the Investment Agreement dated August 26, 2017, the Issuer issued 1,000 shares of New Common Stock to MJA Beauty, LLC in consideration of $14,263,460, which had been contributed to MJA Beauty, LLC by its members or their respective affiliates. The shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933 contained in Section 1145(a) of the Bankruptcy Code. Such shares constitute all of the outstanding equity interests of the Issuer following the Effective Date.

As of the Effective Date, pursuant to the Plan of Reorganization, Michael W. Katz, Joseph Bouhadana, Joshua Angel, Paul Garfinkle and Glenn H. Gopman ceased to be directors of the Issuer, and Glenn H. Nussdorf and Arlene Nussdorf joined Stephen L. Nussdorf as directors.

Prior to the Effective Date, Lillian Ruth Nussdorf gifted her equity interest in MJA Beauty, LLC to Glenn H. Nussdorf.  Thereafter, each of Glenn H. Nussdorf, Stephen L. Nussdorf and Arlene Nussdorf gifted their respective equity interests in MJA Beauty, LLC to trusts to which they are affiliated.

The Issuer filed a Form 15 (Certification and Notice of Termination of Registration) with the SEC on October 16, 2017, to deregister its common stock under the Securities and Exchange Act of 1934 (the “Exchange Act”). The Company’s obligation to file periodic reports such as Forms 10-Q and 10-K under the Exchange Act was suspended immediately upon such filing and will terminate when deregistration becomes effective 90 days thereafter.

Other than as set forth above, none of the members of the Nussdorf Family and MJA Beauty, LLC has any current plans or proposals to acquire or dispose of additional securities of the Issuer, or to change the present board of directors or management of the Issuer.

Item 5.	Interests in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
(a), (b)  As of the date hereof, MJA Beauty, LLC owns 1,000 shares (100%) of the New Common Stock, over which Glenn H. Nussdorf, Stephen L. Nussdorf and Arlene Nussdorf share voting and dispositive power.
(c)          The information provided in Item 4 is incorporated herein by reference.
(d)          None.
(e)          As of October 11, 2017, Lillian Ruth Nussdorf ceased to be the beneficial owner of more than five percent of the Old Common Stock of the Issuer.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:	October 18, 2017

By:	/s/ Alfred R. Paliani, attorney-in-fact
Name:	Glenn H. Nussdorf
By:	Alfred R. Paliani, attorney-in-fact

By:	/s/ Alfred R. Paliani, attorney-in-fact
Name:	Stephen L. Nussdorf
By:	Alfred R. Paliani, attorney-in-fact

By:	/s/ Alfred R. Paliani, attorney-in-fact
Name:	Lillian Ruth Nussdorf
By:	Alfred R. Paliani, attorney-in-fact